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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               ___________________

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)*

                       RADA ELECTRONIC INDUSTRIES LIMITED
          -------------------------------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, Par Value NIS .002 Per Share
               ---------------------------------------------------
                         (Title of Class of Securities)

                                    750115305
                    -----------------------------------------
                                 (CUSIP Number)

                              Robert T. Burke, Esq.
                                   MBV Law LLP
                               101 Vallejo Street
                             San Francisco, CA 94111

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                February 4, 2002
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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----------------------                                    ----------------------
  CUSIP NO. 750115305           SCHEDULE 13D                  PAGE 2 OF 2 PAGES
----------------------                                    ----------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Horsham Enterprises Limited

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY

 3

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      SOURCE OF FUNDS

 4
      WC

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                               [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION

 6

      British Virgin Islands

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                          SOLE VOTING POWER

                     7

     NUMBER OF            1,350,086

      SHARES       -----------------------------------------------------------

                          SHARED VOTING POWER

   BENEFICIALLY      8
                          0

     OWNED BY

                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER

                     9
    REPORTING             1,350,086

      PERSON       -----------------------------------------------------------

                          SHARED DISPOSITIVE POWER

       WITH         10
                          0

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11
      1,350,086

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                       [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.8%

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      TYPE OF REPORTING PERSON

14
      CO

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----------------------                                    ---------------------
  CUSIP NO. 750115305           SCHEDULE 13D                  PAGE 3 OF 3 PAGES
----------------------                                    ---------------------

     This Amendment amends Items 4, 5 and 6 of the Statement on Schedule 13D filed by Horsham Enterprises Limited, a British Virgin Islands corporation ("Horsham"), on June 12, 1997, as amended by amendments filed on June 18, 1997, July 30, 1997, August 14, 1997, December 5, 1997, August 11, 1999, and February 1, 2001 (collectively, the "Schedule 13D"), relating to the Ordinary Shares, par value NIS .002 per share (the "Ordinary Shares"), of Rada Electronic Industries Limited, an Israeli corporation ("Rada"), by amending such items as set forth below.

ITEM 4:   PURPOSE OF THE TRANSACTION
------    --------------------------

     Item 4 of the Schedule 13D is amended as follows:

         The Shareholders' Agreement dated as of November 26, 1997, described in Amendment No. 4 to the Schedule 13D, is no longer in effect and Horsham no longer has the shared power to vote any Ordinary Shares.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER
------  ------------------------------------

     Item 5 of the Schedule 13D is amended by adding the following to the disclosure already made under the indicated subparagraphs of Item 5:

     (a) Horsham beneficially owns 1,350,086 Ordinary Shares, representing approximately 9.8% of the outstanding Ordinary Shares. This percentage is based on 13,816,829 Ordinary Shares issued and outstanding as of November 23, 2001, according to Rada's Proxy Statement dated November 27, 2001. The Shareholders' Agreement dated as of November 26, 1997, described in Amendment No. 4 to the
Schedule 13D, is no longer in effect and Horsham no longer has the shared power to vote any Ordinary Shares.

     (b) Horsham has the sole power to dispose of or direct the disposition of the Ordinary Shares reported as beneficially owned by Horsham in Section 5(a) above. Horsham has the sole power to vote the Ordinary Shares reported as beneficially owned by Horsham in Section 5(a) above.

     (c)  Not applicable.

     (d)  No amendment.

     (e)  Not applicable.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
------  ---------------------------------------------------------------------
        TO SECURITIES OF THE ISSUER.
        ---------------------------
     Item 6 of the Schedule 13D is amended by adding the following to the disclosure already made under such item:

     The Shareholders' Agreement dated as of November 26, 1997, described in Amendment No. 4 to the Schedule 13D, is no longer in effect and Horsham no longer has the shared power to vote any Ordinary Shares.

SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 29, 2002

HORSHAM ENTERPRISES, LTD.

        /s/ Roy K. C. Chan
--------------------------------------
By:  Roy K. C. Chan, Managing Director